Exhibit 99.1

RepliCel Life Sciences in Japan for Key Industry Meetings

RepliCel activity while in Japan includes co-presenting hair regeneration technology with partner, Shiseido, at the Congress of the Japanese Society for Regenerative Medicine

VANCOUVER, March 12, 2015 /CNW/ - RepliCel Life Sciences Inc. (TSX.V: RP) (OTCQB: REPCF), a clinical stage regenerative medicine company focused on the development of autologous cell therapies announced today that it will be presenting at two biotech conferences in Japan in March.  Additionally, representatives of RepliCel's management and R&D teams will be in Japan for over a week conducting closed-door meetings with its partner Shiseido and the Japanese Pharmaceutical and Medical Devices Agency (PMDA), as well as numerous meetings scheduled with potential investors and strategic partners with the support of the Tokyo-based office of Euro Pacific Canada which is supporting RepliCel's partnering activity in Japan.

On March 20th at 12:00 noon local time, RepliCel's Chief Medical Officer, Dr. Rolf Hoffmann and licensing partner Shiseido Company Ltd.'s, Dr.'s Manabu Ohyama and Jiro Kishimoto, will be presenting at the 14th Congress of the Japanese Society for Regenerative Medicine (JSRM) 2015 in Yokohama, Japan.  Leading the discussion will be Dr. Manabu Ohyama who will talk on the "Use of human induced pluripotent stem cells for the generation of hair inductive dermal cells." Dr. Hoffmann will then present on the "Background and use of dermal sheath cup cells in cell-based therapy for Androgenetic Alopecia." Closing the group will be Dr. Jiro Kishimoto, with a talk entitled, "Our approach for a hair regeneration clinical research study under Japan's new 'regenerative medicine' law."  This congress is being held Thursday March 19th to Saturday March 21st 2015, at the PACIFICO Yokohama 1-1-1, Minato Mirai, Nishi-ku.

"We are very pleased to have been invited to speak at the JSRM, especially given the leadership role Japan's scientific community is playing in the development of the science underlying regenerative medicines," commented Dr. Rolf Hoffmann.  "We strongly believe that the current and growing activity in cell therapy will bring dramatic changes in how diseases are treated."

On March 24 at 2:30 PM local time, RepliCel's CEO, David Hall, will be presenting at the 12th Annual BioAsia International Conference in Tokyo, Japan.  Mr. Hall will present RepliCel's platform technologies including clinical activities as well as the company's unique position as one of the few foreign regenerative medicine companies with an active Japanese partnership poised to commence clinical trials in Japan.

"We are huge supporters of Japan's initiatives and leadership in regenerative medicine," stated RepliCel CEO, David Hall.  "Our company is proud of our license with Shiseido and is moving forward with additional licensing and partnership discussions with Japanese partners around our other clinical programs in chronic tendinosis and dermatological applications. We are impressed that the Japanese policy reforms have already generated measurable enthusiasm among both Japanese investors and therapeutic companies for being part of bringing foreign cell therapy technologies, like RepliCel's, to Japan."

About RepliCel
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function. The company's RCT-01, RCS-01, and RCH-01 cell therapies are designed to treat chronic tendinosis, UV-damaged or aged skin, and pattern baldness. Shiseido has an exclusive license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's own healthy hair follicles. The company is also developing a propriety injection device optimized for the administration of its products and licensable for use with other dermatology applications.  The Company's product pipeline is comprised of multiple clinical trials anticipated to launch through 2015 in addition to Shiseido's own clinical trial of RCH-01 and the device in late prototype development. To learn more about RepliCel, please visit our company website at www.replicel.com.

This press release contains forward-looking information. There are numerous risks and uncertainties that could cause actual results and RepliCel's plans and objectives to differ materially from those expressed in the forward-looking information, including: approval to conduct clinical trials; negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE RepliCel Life Sciences Inc.

%CIK: 0001205059

For further information: MEDIA: Tammey George, Director of Communications, Telephone: 604-248-8696 / tg@replicel.com; INVESTOR RELATIONS: Lee Buckler, VP Business & Corporate Development, Telephone: 604-248-8693 / lee@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 07:00e 12-MAR-15